UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Announces Annual and Special Shareholders Meeting Results, Including Approval of Private Placement Financing by Pelagic Investments Ltd.”, dated August 7, 2013
99.2	News Release “Adira Energy Announces Completion of Share Consolidation”, dated August 9, 2013
99.3	News Release “Adira Energy OTC Bulletin Board Symbol Change and Private Placement Update”, dated August 15, 2013
99.4	Material Change Report, dated August 16, 2013
99.5	Material Change Report, dated August 16, 2013
99.6	Q2 2013 Unaudited Interim Consolidated Financial Statements
99.7	Q2 2013 MD&A
99.8	52-109FV2 – Certification of Interim Filings Q2 2013 – CFO, dated August 21, 2013
99.9	52-109FV2 – Certification of Interim Filings Q2 2013 – CEO, dated August 21, 2013
99.10	News Release “Adira Energy Provides Private Placement and Corporate Update”, dated September 11, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: September 16, 2013

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development